UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 5)

H&E EQUIPMENT SERVICES, INC.

(Name of Subject Company (Issuer))

HR MERGER SUB INC.

a wholly owned subsidiary of

HERC HOLDINGS INC.

(Names of Filing Persons (Offerors))

Common Stock, par value $0.01

(Title of Class of Securities)

404030108

(CUSIP Number of Class of Securities)

S. Wade Sheek

HR Merger Sub Inc.

27500 Riverview Center Blvd.

Bonita Springs, Florida 34134

Telephone: (239) 301-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Joshua Bonnie, Esq.

Jonathan Corsico, Esq.

Jonathan Ozner, Esq.

Katharine Thompson, Esq.

Benjamin Bodurian, Esq.

Simpson, Thacher & Bartlett LLP

900 G Street NW

Washington, DC 20001

Telephone: (202) 636-5500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 5 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO, originally filed with the Securities and Exchange Commission (the “SEC”) on March 19, 2025 (together with any amendments and supplements thereto, the “Schedule TO”), and is filed by Herc Holdings Inc., a Delaware corporation (“Herc”), and HR Merger Sub Inc., a Delaware corporation and direct wholly owned subsidiary of Herc (“Merger Sub”). This Amendment relates to the offer by Merger Sub to exchange for each outstanding share of common stock of H&E Equipment Services, Inc., a Delaware corporation (“H&E”), par value $0.01 per share (“H&E shares”), validly tendered and not validly withdrawn in the offer: $78.75 in cash and 0.1287 of a share of Herc common stock, par value $0.01 per share (which we refer to as “Herc common stock”), together with cash in lieu of any fractional H&E shares, in each case without interest and less any applicable withholding taxes (such consideration, the “transaction consideration,” and such offer, on the terms and subject to the conditions and procedures set forth in the prospectus/offer to exchange, dated March 19, 2025 (together with any amendments or supplements thereto, the “Prospectus/Offer to Exchange”), and in the related letter of transmittal (the “Letter of Transmittal”), together with any amendments or supplements thereto, the “Offer”).

Herc has filed with the SEC a Registration Statement on Form S-4 dated March 19, 2025 (the “Registration Statement”), Amendment No. 1 to the Registration Statement on Form S-4 dated April 18, 2025 and Amendment No. 2 to the Registration Statement on Form S-4 dated May 8, 2025 (“Amendment No. 2”) relating to the offer and sale of Herc common stock to be issued to holders of H&E shares validly tendered and not validly withdrawn in the Offer. The terms and conditions of the Offer are set forth in the Prospectus/Offer to Exchange, which is a part of Amendment No. 2, and the Letter of Transmittal, which are filed as Exhibits (a)(4) and (a)(1)(A), respectively, hereto. Pursuant to General Instruction F to Schedule TO, the information contained in the Prospectus/Offer to Exchange and the Letter of Transmittal, including any prospectus supplement or other supplement thereto related to the Offer hereafter filed with the SEC by Herc or Merger Sub, is hereby expressly incorporated into the Schedule TO by reference in response to Items 1 through 11 of the Schedule TO and is supplemented by the information specifically provided for in this Schedule TO. The Agreement and Plan of Merger, dated as of February 19, 2025, by and among Herc, Merger Sub and H&E, a copy of which is attached as Annex A to the Registration Statement, is incorporated into the Schedule TO by reference.

Except as otherwise set forth in this Amendment, all information as set forth in the Schedule TO, including all exhibits and annexes thereto that were previously filed with the Schedule TO, remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Items 1 through 9 and Item 11.

Items 1 through 9 and Item 11 of the Schedule TO, to the extent Items 1 through 9 and Item 11 incorporate by reference information contained in the Prospectus/Offer to Exchange, are hereby supplemented and amended as follows:

“The Offer, which was previously scheduled to expire at one minute after 11:59 p.m., Eastern Time, on May 13, 2025, is being extended in accordance with the Merger Agreement to one minute after 11:59 p.m., Eastern Time, on May 22, 2025, unless further extended in accordance with the Merger Agreement. The Depository and Paying Agent for the Offer has advised Herc that as of close of business on May 7, 2025, a total of 11,999,305 H&E shares were validly tendered and not validly withdrawn in the Offer, representing approximately 32.73% of the outstanding H&E shares, and an additional 53,759 H&E shares were tendered pursuant to guaranteed delivery procedures, representing approximately an additional 0.15% of the outstanding H&E shares. The Offer was extended to allow additional time for the satisfaction of the remaining conditions of the Offer, including receipt of applicable regulatory approvals.”

On May 8, 2025, Herc issued a press release announcing the extension of the Offer. A copy of the press release is attached as Exhibit (a)(5)(L) hereto and incorporated by reference herein.

Amendments to the Exhibits to the Schedule TO

All references to “11:59 p.m., Eastern Time, on May 13, 2025” set forth in the Offer to Exchange (Exhibit (a)(4)), Form of Letter of Transmittal (Exhibit (a)(1)(A)), Form of Notice of Guaranteed Delivery (Exhibit (a)(1)(B)), Form Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(C)), and Form Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(D)) are hereby amended and replaced with references to “11:59 p.m., Eastern Time, on May 22, 2025.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby supplemented and amended as follows:

Index No.
(a)(1)(A)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.2 to Herc’s Registration Statement on Form S-4 filed on March 19, 2025)

(a)(4)	Prospectus/Offer to Exchange (incorporated by reference to Amendment No. 2 to Herc’s Registration Statement on Form S-4 filed on May 8, 2025)

(a)(5)(L)*	Press release issued by Herc Holdings Inc. dated May 8, 2025

* Filed Herewith

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 8, 2025

HERC HOLDINGS INC.

By:	/s/ Lawrence H. Silber
Name:	Lawrence H. Silber
Title:	President & Chief Executive Officer

HR MERGER SUB INC.

By:	/s/ W. Mark Humphrey
Name:	W. Mark Humphrey
Title:	Vice President